As filed with the Securities and Exchange Commission on November 2, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

CafePress Inc.

(Name of Subject Company (Issuer))

Snapfish Merger Sub, Inc.

A wholly owned subsidiary of

Snapfish, LLC

(Names of Filing Persons (Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

12769A103

(CUSIP Number of Class of Securities)

Snapfish Merger Sub, Inc.

Snapfish, LLC

10501 Rhode Island Ave.

Beltsville, MD 20705

Attention: Jeffrey Sim

Tel: (301) 595-5651

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Richard Gale

Jeffrey E. Jordan

Arent Fox LLP LLP

1717 K Street, NW

Washington, DC 20006

(202) 857-6473

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$26,689,340.20	$3,234.75

(1)

Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of (i) 17,157,467 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of CafePress Inc. (excluding restricted shares which are addressed in clause (ii)) multiplied by $1.48 and (iii) 875,871 Shares issuable pursuant to outstanding restricted stock units, performance-based restricted stock units and restricted stock awards that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $1.48. The calculation of the filing fee is based on information provided by CafePress Inc. as of October 11, 2018, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.00012120.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,234.75	Filing Party: Snapfish, LLC and Snapfish Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 12, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by Snapfish Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Snapfish, LLC, a California limited liability company (“Parent”), with the U.S. Securities and Exchange Commission on October 12, 2018. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of CafePress Inc., a Delaware corporation (the “Company”), at a price per Share of $1.48 (such price as it may be amended from time to time in accordance with the Merger Agreement, the “Offer Price”), net to the seller in cash, without any interest, but subject to and reduced by any required withholding of taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 12, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Purchaser and Parent. Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase. Except as otherwise indicated below, the information set forth in the prior Schedule TO remains unchanged and is incorporated herein by reference to the items in this Amendment.

ITEM 11. ADDITIONAL INFORMATION.

The information set forth in the Offer to Purchase under “The Offer—Section 15—Certain Legal Matters” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph at the end of Section 15:

“On October 29, 2018, Henri Beck, a purported stockholder of the Company, filed a putative class action complaint in the United States District Court for the District of Delaware, captioned Henri Beck v. CafePress Inc. et al., Civil Action No. 1:18-cv-01694-UNA (the “Beck Complaint”) against the Company and all members of the Company Board. Among other things, the Beck Complaint alleges that the Company, and the members of the Company Board, omitted to state material information in the Schedule 14D-9, rendering it false and misleading and in violation of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9. The alleged omissions concern certain standstill agreements, alleged discussions and negotiations between Parent and CafePress executive officers concerning continued employment and inputs and assumptions underlying the fairness opinion given by Needham & Company. In addition, the Beck Complaint alleges that the members of the Company Board acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9. The Beck complaint also alleges that the individual defendants breached their fiduciary duties by engaging in an inadequate sales process, agreeing to an inadequate price, agreeing to an excessive termination fee and no-solicitation and matching-offer provisions said to deter topping offers, and agreeing to receive cash for their stock and under their severance packages. The Beck Complaint seeks, among other things, an order that the action may be maintained as a class action, an order enjoining the Offer and the Merger, rescission of the Offer and the Merger if they have already been consummated or rescissory damages, a declaration that the Merger Agreement was agreed to in breach of fiduciary duties and therefore is unenforceable, an order directing the individual defendants to commence a better sales process designed to maximize shareholder value and to account for damages, and an award of costs, including attorneys’ fees and experts’ fees.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(D)	Complaint filed by Henri Beck against CafePress Inc., et al. (filed October 29, 2018), No. 1:18-cv-01694-UNA (D. Del.)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2018

SNAPFISH, LLC

By:	/s/ Jasbir Patel
Name:	Jasbir Patel
Title:	Chief Executive Officer and President

SNAPFISH MERGER SUB, INC.

By:	/s/ Jeffrey Sim
Name:	Jeffrey Sim
Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 12, 2018*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form*

(a)(1)(G)	Summary Advertisement, published October 12, 2018 in The New York Times*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release of Parent and the Company, dated September 28, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 28, 2018)*

(a)(5)(B)	Complaint filed by Stephen Bushansky against CafePress Inc., et al. (filed October 17, 2018), No. 1:18-cv-01607-UNA (D. Del.)*

(a)(5)(C)	Complaint filed by Adam Franchi against CafePress Inc., et al. (filed October 18, 2018), No. 1:18-cv-01620-UNA (D. Del.)*

(a)(5)(D)	Complaint filed by Henri Beck against CafePress Inc., et al. (filed October 29, 2018), No. 1:18-cv-01694-UNA (D. Del.)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 28, 2018, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 28, 2018)*

(d)(2)	Form of Support Agreement, dated as of September 28, 2018 among Parent, Purchaser and each of the stockholders named therein (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 28, 2018)*

(d)(3)	Confidentiality Agreement, dated as of April 5, 2018, between the Company and District Photo, Inc.*

(d)(4)	Reciprocal Confidentiality Agreement, dated as of August 16, 2018, between the Company and District Photo, Inc.*

(d)(5)	Exclusivity Agreement, dated as of August 16, 2018, between the Company and District Photo, Inc.*

(g)	Not applicable

(h)	Not applicable

* Previously filed.